                SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                            SCHEDULE 13D
                           (RULE 13D-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                     FILED PURSUANT TO RULE 13d-2(a)

                          Amendment No. 4

                      Angelo and Maxie's Inc.
              (f/k/a Chart House Enterprises, Inc.)
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                      (NAME OF ISSUER)

            Common Stock, par value $.01 per share
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                (TITLE OF CLASS OF SECURITIES)

                           034741108
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                        (CUSIP NUMBER)

                         Paul D. Sonkin
                  Hummingbird Management, LLC
             (f/k/a Morningside Value Investors, LLC)
                153 East 53rd Street, 55th Floor
                   New York, New York 10022

             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
            AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                    September 28, 2004
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         (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

    Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                   (Continued on following pages)


                          (Page 1 of 4 pages)

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CUSIP No. 034741108              13D/A           Page 2 of 4 Pages
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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Hummingbird Management, LLC
              (f/k/a Morningside Value Investors, LLC)
              IRS No. 13-4082842
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2.          CHECK THE APPROPRIATE BOX IF A  GROUP*    (a)    [ ]
                                                      (b)    [ ]

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3.            SEC USE ONLY

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4.            SOURCES OF FUNDS

              OO
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5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [ ]
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6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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  NUMBER OF    7.      SOLE VOTING POWER    	  42,440
   SHARES
              --------------------------------------------------
BENEFICIALLY   8.      SHARED VOTING POWER        0
  OWNED BY
              --------------------------------------------------
    EACH       9.      SOLE DISPOSITIVE POWER     42,440
 REPORTING
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PERSON WITH   10.      SHARED DISPOSITIVE POWER    0

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11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                                                  42,440
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES *                    [ ]

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   2.1%

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14.       TYPE OF REPORTING PERSON*

          OO
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	                (Page 2 of 4 pages)

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CUSIP No. 034741108            13D/A             Page 3 of 4 Pages
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  AMENDMENT NO. 4 TO SCHEDULE 13D

         This Amendment No. 4, dated october 4, 2004 to Schedule 13D is filed by the Reporting Person and amends Schedule 13D Amendment No. 3 as previously filed by the Reporting Person with the Securities and Exchange Commission on December 1, 2003 (the "Schedule 13D/A"), relating to the common stock, $.01 par value (the "Common Stock") of Angelo and Maxie's Inc. (f/k/a Chart House Enterprises, Inc.), an Illinois Corporation.


Items 3 and 5 of the Schedule 13D/A are hereby amended and restated in their entirety, as follows:


ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of October 4, 2004, Hummingbird has caused each of HVF and Microcap Fund to invest approximately $72,833 and $61,910, respectively, in the Shares of the Issuer using their respective working capital.


ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As the holder of sole voting and investment authority over the Shares owned by HVF and the Microcap Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 42,440 Shares representing approximately 2.1% of the outstanding shares of the Issuer (based upon 2,005,131 shares outstanding as of August 12, 2004, as reported on the latest Definitive Schedule 1Q of the Issuer). Hummingbird disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.

         Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 42,440 Shares of the Issuer (2.1% of the outstanding shares) Issuer (based upon 2,005,131 shares outstanding as of August 12, 2004, as reported on the latest Definitive Schedule 1Q of the Issuer). Hummingbird disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.


	                       (Page 3 of 4 pages)

CUSIP No. 034741108                   13D/A                    Page 4 of 4 Pages


         (c) Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                        AMOUNT OF
   DATE              TYPE                SHARES     PRICE/SHARE
   ----              ----                ------     -----------
9/28/2004	open market sale	39,948		0.706
9/29/2004	open market sale	35,000		0.700
9/30/2004	open market sale	13,000		0.710
10/1/2004	open market sale	22,500		0.729


           (d) Hummingbird caused the Microcap Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                         AMOUNT OF
   DATE              TYPE                 SHARES      PRICE/SHARE
   ----              ----                 ------      -----------
9/28/2004	open market sale	 23,552		0.706
9/29/2004	open market sale	 15,000		0.700
9/30/2004	open market sale	  7,000		0.710




         (d) Inapplicable.

         (e) Inapplicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 4, 2004


HUMMINGBIRD MANAGEMENT, LLC

By:  /s/ Paul D. Sonkin
     -----------------------------
Name:  Paul D. Sonkin
Title: Managing Member